As filed with the Securities and Exchange Commission on December 15, 2008
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
RANDGOLD RESOURCES LIMITED
(Exact name of Registrant as specified in its charter)

Jersey, Channel Islands	None
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
LA MOTTE CHAMBERS
LA MOTTE STREET
ST. HELIER JERSEY JE1 1BJ
CHANNEL ISLANDS
(011 44) 1534 735 333
(Address, including zip code, of Registrant’s principal executive offices)

RANDGOLD RESOURCES SHARE OPTION SCHEME
AWARDS OF RESTRICTED STOCK TO NON-EXECUTIVE DIRECTORS
AWARD OF RESTRICTED STOCK TO D.M. BRISTOW
AWARD OF RESTRICTED STOCK TO G.P. SHUTTLEWORTH
RANDGOLD RESOURCES RESTRICTED SHARE SCHEME
(Full titles of the Plans)

CT CORPORATION SYSTEM
111 EIGHTH AVENUE
NEW YORK, NEW YORK 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
STEVEN I. SUZZAN, ESQ.
FULBRIGHT & JAWORSKI L.L.P.
666 FIFTH AVENUE
NEW YORK, NEW YORK 10103
(212) 318-3000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting Company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount	Maximum	Maximum
Title of Securities	to be	Offering Price	Aggregate	Amount of
to be Registered (4)	Registered (1)	Per Share	Offering Price	Registration Fee
Ordinary shares, $0.05 par value per share	631,217 shares available for issuance under the Share Option Scheme	$40.88 (2)	$25,804,150	$1,014
Ordinary shares, $0.05 par value per share	3,025,514 shares issuable upon exercise of options granted under the Share Option Scheme	$21.83 (3)	$66,046,970	$2,596
Ordinary shares, $0.05 par value per share	150,000 shares awarded to Dr. Bristow as restricted stock	$40.88 (2)	$6,132,000	$241
Ordinary shares, $0.05 par value per share	12,000 shares awarded to G.P. Shuttleworth	$40.88 (2)	$490,560	$19
Ordinary shares, $0.05 par value per share	29,162 shares awarded to non-executive directors as restricted stock	$40.88 (2)	$1,192,142	$47
Ordinary shares, $0.05 par value per share	400,000 shares available for issuance under the Restricted Share Scheme	$40.88 (2)	$16,352,000	$643
Total	4,247,893 shares		$116,017,822	$4,560

(1)	This Registration Statement shall also cover any additional ordinary shares which become issuable under Randgold Resources Share Option Scheme, Restricted Share Scheme or the restricted stock awards by reason of any stock dividend, stock split, capitalization of reserves and premiums or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding ordinary shares.

(2)	Estimated in accordance with Rule 457(h) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee on the basis of $40.88 per share (the average of the high and low prices of Randgold Resources Limited’s American Depository Shares on the Nasdaq Global Select Market on December 12, 2008). One American Depository Share equals one ordinary share of Randgold Resources Limited.

(3)	Estimated in accordance with Rule 457(h) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee on the basis of the weighted average exercise price of the options granted under Randgold Resources Option Share Scheme outstanding as of the date of the filing of this registration statement.

(4)	The ordinary shares may be represented by the Registrant’s American Depositary Shares, each of which represents one ordinary share. The Registrant’s ADSs issuable on deposit of the ordinary shares registered hereby have been registered under separate registration statement on Form F-6.

EXPLANATORY NOTE
     This registration statement on Form S-8 is being filed to register additional ordinary shares of Randgold Resources Limited for issuance under the Randgold Resources Share Option Scheme, Restricted Share Scheme and the restricted share awards that were granted pursuant to the shareholders’ approval at the annual meetings, which shares are in addition to those previously registered on a registration statements on Form S-8 (No. 333-103222) on February 14, 2003 and Form S-8 (Nos. 333-145013) on August 1, 2007.
     Under cover of this registration statement on Form S-8 is a reoffer prospectus prepared in accordance with the requirements of Part I of Form F-3 under the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to the General Instruction C to Form S-8. The reoffer prospectus may be used for reoffers and resales made on a continuous or delayed basis in the future of up to an aggregate of 305,962 ordinary shares, which may constitute “control securities” and/or “restricted securities,” issued or to be issued to the selling shareholders listed in the reoffer prospectus pursuant to Randgold Resources Share Option Scheme or the restricted stock awards.
     Unless the context otherwise requires, “us”, “we”, “our”, or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.
PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
     The documents containing the information required in Part I of this registration statement on Form S-8 will be sent or given to our employees who are eligible to participate in our Share Option Scheme or restricted stock awards as specified by Rule 428(b)(1) under the Securities Act. In accordance with the instructions to Part I of Form S-8, such documents will not be filed with the Securities and Exchange Commission (the “Commission”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute the prospectus as required by Section 10(a) of the Securities Act.

REOFFER PROSPECTUS
RANDGOLD RESOURCES LIMITED
305,962 Ordinary Shares
     This reoffer prospectus relates to 305,962 shares of our ordinary shares, par value $.05 per share, in the form of ordinary shares or American Depositary Shares, or ADSs, that may be offered and resold from time to time by certain eligible participants and existing selling shareholders, including (i) 29,162 shares of our ordinary shares underlying the restricted stock awards that were granted to our non-executive directors pursuant to our shareholders’ approval at the annual meetings for the fiscal years ended December 31, 2004, 2005, 2006 and 2007, (ii) 150,000 shares of our ordinary shares underlying the restricted stock awards that were granted to Dr. D.M. Bristow pursuant to the Contract of Employment dated October 1, 2002, (iii) 40,000 shares of our ordinary shares underlying the restricted stock awards that were granted to Dr. D.M. Bristow pursuant to the First Contract of Employment dated April 28, 2008, no shares of which are issued and outstanding, (iv) 36,000 shares of our ordinary shares underlying the restricted stock amounts that were granted to G.P. Shuttleworth pursuant to the Employment Contract dated April 28, 2007, 12,000 shares of which are fully vested, issued and outstanding, and (v) 50,800 shares of our ordinary shares underlying the share options that were granted to our non-executive directors pursuant our Share Option Scheme.  We are not offering or selling any shares under this prospectus and will not receive any of the proceeds from the sale of the shares offered by these selling shareholders. If, subsequent to the date of this reoffer prospectus, we grant any share options under our Share Option Scheme or restricted stock awards pursuant to the shareholders’ approval at the annual meeting to our affiliates (as defined in Rule 405 under the Securities Act), Instruction C of Form S-8 requires that we supplement this reoffer prospectus with the names of such affiliates and the amounts of securities to be reoffered by them as selling shareholders.
     The selling shareholders may sell the shares in varying amounts through public or private transactions at prevailing market prices or at negotiated prices. Such future prices are not currently known.  Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts. We will not receive any proceeds from the sale of the shares. The selling shareholders will bear all the sales commissions and similar expenses. Any other expenses incurred by us in connection with this registration and offering not borne by the selling shareholders will be borne by us.
     We do not know when, how or if the selling shareholders intend to sell their ordinary shares covered by this prospectus or what the price, terms or conditions of any sales will be.  See “Plan of Distribution” below.  We understand that the Commission may, under certain circumstances consider persons reselling any shares of our ordinary shares and dealers or brokers handling a resale of shares of our ordinary shares and dealers and brokers handling a resale of shares of our ordinary stock to be “underwriters” within the meaning of the Securities Act.
     Our ordinary shares are not listed for trading in the United States, but are listed on the Nasdaq Global Select Market under the symbol “GOLD” in connection with the listing of the American Depositary Shares on the Nasdaq Global Select Market.   On December 12, 2008, the last reported sale price for our ADSs on the Nasdaq Global Select Market was $40.65 per share.

Neither the Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.   Any representation to the contrary is a criminal offense.  This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.
YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE PURCHASING OUR COMMON SHARES.
This prospectus is dated December 15, 2008.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholders will not make an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY
     The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “risk factors” section, and our Annual Report on Form 20-F for the year ended December 31, 2007, and other documents filed with the Commission that are incorporated by reference into this prospectus.
Business Overview
     We were incorporated under the laws of Jersey, Channel Islands in August 1995, to engage in the exploration and development of gold deposits in Sub-Saharan Africa. Our principal executive offices are located at La Motte Chambers, La Motte Street, St. Helier, Jersey, JEI 1BJ, Channel Islands and our telephone number is (011 44) 1534 735-333. Our agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
Overview
     We engage in gold mining, exploration and related activities. Our activities are focused on West and East Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Somilo SA. The Loulo mine is currently mining from two open pits and mining has started from the first of two underground mines that are being developed at Loulo. We also own 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine in Mali. In addition, we own an effective 81% controlling interest in the development stage Tongon project located in the neighboring country of Côte d’Ivoire. We also have exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania. At April 30, 2008, we declared proven and probable reserves of 8.53 million ounces attributable to our percentage ownership interests in Loulo, Morila, and Tongon.
     Our strategy is to create value through the discovery, development and profitable exploitation of resource opportunities, focusing on gold. We seek to discover significant gold deposits, either from our own phased exploration programs or the acquisition of early stage to mature exploration programs. We actively manage both our portfolio of exploration and development properties and our risk exposure to any particular geographical area. We also routinely review opportunities to acquire development projects and existing mining operations and companies.
Loulo
     In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits, as well as other smaller satellite pits. In 2007, its second year of production, the Loulo mine produced 264,467 ounces of gold at a total cash cost of $372 per ounce. Production at the mine in 2008 is expected to be at a similar level. We currently anticipate that mining at Loulo will continue through 2024.

     We commenced development of the Yalea underground mine in August 2006 and first ore was accessed in April of 2008 with full production scheduled for 2009. We anticipate that we will commence development of Loulo’s second underground mine, Gara, in 2010 with first ore scheduled to be delivered to the plant at the end of that year.
     The focus of exploration at Loulo is to continue to explore and discover additional orebodies within the 372 square kilometer permit. To date, we have succeeded in identifying numerous additional targets including two significant advanced stage targets, Faraba and Baboto, which are subject to further exploration and drilling.
Morila
     In 1996, we discovered the Morila deposit, which we financed and developed and to date has been our major gold producing asset. Since production began in October 2000, Morila has produced more than 5 million ounces of gold at a total cash cost of $177 per ounce. We estimate that Morila’s total production for 2008 will be approximately 430,000 ounces, with in pit mining ceasing in 2009 and processing of lower grade stockpiles continuing until 2013.
     Morila focuses its exploration activities on extending the existing orebody and discovering new deposits that can be processed using the Morila plant. We continually seek to extend the life of mine at Morila, and have targeted areas within the Morila joint venture for further drilling. Outside of the Morila joint venture, we hold exploration permits covering 476 square kilometers in the Morila region, where we are engaged in early stage exploration work.
Tongon
     At our Tongon project located in Côte d’Ivoire, we completed a 30,000 meter drilling program and a feasibility study and the board gave approval for the mine development to proceed in January 2008 and construction will start at the end of 2008 with first gold production scheduled for the fourth quarter of 2010.
Exploration
     We have a quality portfolio of exploration projects in both West and East Africa. In 2007, we have concentrated our exploration activities on the extension of known orebodies and on the discovery of new orebodies both at producing mines and exploration sites. In addition, we continued with our strategy to expand our footprint in Africa, including newly emerging countries. We are actively exploring in six African countries with a portfolio of 189 targets on 12,154 square kilometers of groundholding. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila and Loulo mines and the Tongon project.

This Offering

Ordinary Shares outstanding prior to this offering	76,506,150 shares (1)

Ordinary shares issuable upon exercise of outstanding share options and restricted shares which may be offered pursuant to this prospectus	305,962 shares

Use of proceeds	We will not receive any proceeds from the sale of our ordinary shares offered in this prospectus. We will receive proceeds to the extent that options issued by us are exercised for cash. We will use the exercise proceeds, if any, for working capital and general corporate purposes.

Risk Factors	The purchase of our ordinary shares involves a high degree of risk. You should carefully review and consider “risk factors” beginning on page 4.

Nasdaq Global Select Market Symbol	GOLD

London Stock Exchange Symbol	RRS

(1)	As of November 30, 2008. This number does not include shares of ordinary shares issuable upon exercise of outstanding share options or vesting of restricted stock awards.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
     This prospectus contains forward looking statements within the meaning of Section 27A of Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, including statements regarding our expected financial position, business and financing plans. These forward looking statements reflect our views with respect to future events and financial performance. The words “believe,” “expect,” “plan” and “anticipate” and similar expressions identify forward looking statements. Although we believe that the expectations and assumptions reflected in such forward looking statements are reasonable, the expectations and assumptions may prove to be incorrect. Important factors that could cause actual results to differ materially from these expectations are disclosed in this prospectus. All subsequent written and oral forward looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by these cautionary statements. We caution readers not to place undue reliance on these forward looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.
RISK FACTORS
     In addition to the other information included in this reoffer prospectus, you should carefully consider the following factors, which individually or in combination could have a material adverse effect on our business, financial condition and results of operations. There may be additional risks and uncertainties not presently known to us, or that we currently see as immaterial, which may also harm our business. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In this case, the trading price of our ordinary shares and American Depository Shares (the “ADS”) could decline and you might lose all or part of your investment.
Risks Relating to Our Operations
The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely.
     Substantially all of our revenues and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors, over which we have no control, including:
•	the demand for gold for industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the US dollar, the currency in which gold prices generally are quoted, and of other currencies;

•	financial market expectations regarding the rate of inflation;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	hedging activities by gold producers; and

•	the production and cost levels for gold in major gold-producing nations.
     The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in US dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008 (through November 30, 2008)	932	825	877
     In addition, the current demand for, and supply of, gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions, and individuals hold large amounts of gold as a store of value, and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.
     If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $356 in the year ended December 31, 2007, $296 in the year ended December 31, 2006, and $201 in the year ended December 31, 2005. We expect that Morila’s cash costs per ounce will rise as the life of the mine advances as a result of expected declining grade, which will adversely affect our profitability in the absence of any mitigating factors. The high grades expected from the underground mining will, in the absence of any other cost increases, have a positive impact on unit costs.
Our mining operations may yield less gold under actual production conditions than indicated by our gold reserve figures, which are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, production costs and the price of gold.
     The ore reserve estimates contained in this Annual Report are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold that we believe can be mined, processed and sold at prices sufficient to recover our estimated total cash costs of production, remaining investment and anticipated additional capital expenditures. Our ore reserves are estimated based upon many factors, including:
•	the results of exploratory drilling and an ongoing sampling of the orebodies;

•	past experience with mining properties;

•	gold price; and

•	operating costs.
     Because our ore reserve estimates are calculated based on current estimates of future production costs and gold prices, they should not be interpreted as assurances of the economic life of our gold deposits or the profitability of our future operations.
     Reserve estimates may require revisions based on actual production experience. Further, a sustained decline in the market price of gold may render the recovery of ore reserves containing relatively lower grades of gold mineralization uneconomical and ultimately result in a restatement of reserves. The failure of the reserves to meet our recovery expectations may have a materially adverse effect on our business, financial condition and results of operations.
The profitability of operations and the cash flows generated by these operations are significantly affected by the fluctuations in the price, cost and supply of inputs.
     Fuel, power and consumables, including diesel, steel, chemical reagents, explosives and tires, form a relatively large part of the operating costs of any mining company. The cost of these consumables is impacted, to a greater or lesser extent, by fluctuations in the price of oil, exchange rates and a shortage of supplies.
     Such fluctuations have a significant impact upon the operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for mining projects, new and existing, and could even render certain projects non-viable. In addition, while our revenue is derived from the sale of gold in US dollars, a significant portion of our input costs are incurred in currencies other than the dollar. Accordingly, any appreciation in such other currencies could adversely affect our results of operations.

Our business may be harmed if the Government of Mali fails to repay Value Added Tax, or TVA, owing to Morila.
     Our mining companies operating in Mali are exonerated by their Establishment Conventions from paying TVA for the three years following first commercial production. After that, TVA is payable and reimbursable. TVA is only reclaimable insofar as it is expended in the production of income.
     A key aspect in TVA recovery is managing the completion of the Government of Mali’s audit of the taxpayer’s payments, at which time the Government of Mali recognizes a liability. The Government of Mali has completed its audit of Morila for the second and third quarters of 2007 and the first quarter of 2008.
     Morila has concluded a reimbursement protocol with the Government of Mali for all TVA owing to June 2005 and is in negotiation to conclude a further protocol to bring this up to date. At December 31, 2007, the TVA owed by the Government of Mali to Morila stood at $37.8 million, which amount has decreased by $27.5 million to $10.3 million at September 30, 2008.
     If Morila is unable to recover these funds, then its results of operations and financial position would be adversely affected, as would its ability to pay dividends to its shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.
Our business may be harmed if the Government of Mali fails to repay fuel duties owing to Morila and Loulo.
     Up to November 2005, Morila was responsible for paying to diesel suppliers the customs duties which are then paid to the Government of Mali. Our operations at Morila and Loulo can claim reimbursement of these duties from the Government of Mali on presentation of a certificate from Société Générale de Surveillance. During the third quarter 2003, the Government of Mali began to reduce payments to all the mines in Mali due to irregularities involving certain small exploration companies. The Government of Mali has since given full exoneration from fuel duties to the mining industry so that fuel duties are no longer payable. However, significant amounts of previously paid duties remain outstanding. Our share of the amounts owing to Morila was $4 million on December 31, 2007 and $5.6 million on December 31, 2006. Amounts owing to Loulo were $0.7 million on December 31, 2007 and $4.1 million on December 31, 2006.
     If Morila is unable to recover these amounts, then its results of operations and financial position would be adversely affected, as would its ability to pay dividends to its shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.
We have invested in debt instruments for which the market has become substantially illiquid.
     As of December 31, 2007, we had approximately $294 million of cash and cash equivalents. In addition, we had approximately $49 million of available for sale financial assets. The available for sale financial assets consists of auction rate securities, or ARS. ARS are securities that are structured with short-term interest rate reset dates of generally less than 35 days, but with contractual maturities that can be well in excess of ten years. At the end of each reset period, which occurs every seven to thirty-five days, investors can sell or continue to hold the securities at par. In the third quarter of fiscal year 2007, certain auction rate securities with a cost value of $49 million failed at an auction due to the sudden and unusual deterioration in the global credit and capital markets, and have since experienced multiple failed auctions. Consequently, the funds associated with these investments will not be accessible until a successful auction occurs, a buyer is found outside of the auction process or the underlying securities have matured.
     The ARS investments held by the company all had AAA credit ratings from at least two rating agencies at the time of purchase and as at December 31, 2007. In April, 2008, and subsequent to that date, certain ARS investments were downgraded below AAA by different ratings agencies.
     During the quarter ending September 30, 2008, a provision of $8.84 million was made against these ARS, following the deterioration of the underlying credit ratings of the collateral of certain of the ARS. As these investments have now been illiquid for twelve months and there is no certainty that they will become liquid within the next twelve months, the assets have been reclassified into the ‘non-current’ section of the balance sheet to more accurately reflect their nature. We believe that we have been the subject of a fraud committed by brokers working for a large investment bank through material misrepresentations of the nature of the ARS in which we were invested. Consequently, we have engaged legal counsel and in October 2008 we commenced arbitration proceedings against the bank and the brokers for their misconduct. These individuals are the subject of criminal proceedings instigated by the U.S. government and regulatory proceedings instigated by the SEC, which we believe reinforce our position. There can be no assurance that we will be successful in our actions against the bank or the individual brokers, and consequently we have not relied upon this for the determination of the provision. Continued uncertainties in the credit and capital markets may result in additional impairment provisions, which could adversely impact our financial condition, current asset position and reported earnings.
We may not be able to recover certain funds from MDM Ferroman (Pty) Limited.
     In August 2004, we entered into a fixed lump sum turnkey contract for $63 million for the design, supply, construction and commissioning of the Loulo processing plant and infrastructure with MDM Ferroman (Pty) Ltd, or MDM. At the end of 2005, after making advances and additional payments to MDM totaling $26 million in excess of the contract, we determined that MDM was unable to perform its obligations under the MDM Contract, at which time we enforced a contractual remedy which allowed us to act as our own general contractor and to complete the remaining work on the Loulo project that was required under the MDM Contract.
     We believe that we are entitled to recover certain amounts from MDM, including advances of $12.1 million (December 31, 2006: $12.1 million) included in receivables. Of this latter amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets.

     As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. The investigation was completed and summons has been issued against those MDM creditors deemed as preferential creditors. These legal proceedings are continuing with pleadings having been closed and court dates been set in the South African courts.
     Our ability to recover in full the $12.1 million included in receivables is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. The financial statements do not reflect any additional provision that may be required if the $12.1 million cannot be recovered in full. Our results of operations may be adversely affected if we are unable to recover the amounts advanced by us to MDM. Any part of the $12.1 million included in accounts receivable which cannot in fact be recovered will need to be charged as an expense.
     The ultimate outcome of this claim cannot presently be determined and there is significant uncertainty surrounding the amount that will ultimately be recovered.
We may incur losses or lose opportunities for gains as a result of our use of our derivative instruments to protect us against low gold prices.
     We use derivative instruments to protect the selling price of some of our anticipated gold production at Loulo. The intended effect of our derivative transactions is to lock in a fixed sale price for some of our future gold production to provide some protection against a subsequent fall in gold prices. No such protection is in place for our production at Morila.
     Derivative transactions can result in a reduction in revenue if the instrument price is less than the market price at the time the hedged sales are recognized. Moreover, our decision to enter into a given instrument is based upon market assumptions. If these assumptions are not met, significant losses or lost opportunities for significant gains may result. In all, the use of these instruments may result in significant losses which will prevent us from realizing the positive impact of any subsequent increase in the price of gold on the portion of production covered by the instrument.
Our underground project at Loulo, developing two mines at Yalea and Gara, is subject to all of the risks associated with underground mining.
     Development of the underground mine at Yalea commenced in December 2006 and first ore was mined in April 2008. These planned mines represent our entry into the business of underground mining. In connection with the development of the underground mines, we must build the necessary infrastructure, the costs of which are substantial. The underground mines may experience unexpected problems and delays during their development and construction. Delays in the commencement of gold production could occur and the development costs could be larger than expected, which could affect our results of operations and profitability.

     The business of underground mining by its nature involves significant risks and hazards. In particular, as the development commences the operation could be subject to:
•	rockbursts;

•	seismic events;

•	underground fires;

•	cave-ins or falls of ground;

•	discharges of gases or toxic chemicals;

•	flooding;

•	accidents; and

•	other conditions resulting from drilling, blasting and the removal of material from an underground mine.
     We are at risk of experiencing any and all of these hazards. The occurrence of any of these hazards could delay the development of the mine, production, increase cash operating costs and result in additional financial liability for us.
Our Success May Depend on Our Social and Environmental Performance.
     Our ability to operate successfully in communities will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the health and safety of our employees, the protection of the environment, and the creation of long-term economic and social opportunities in the communities in which we operate. We seek to promote improvements in health and safety, environmental performance and community relations. However, our ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health and safety of our employees, the environment or the communities in which we operate.
Actual cash costs of production, production results and economic returns may differ significantly from those anticipated by our feasibility studies for new development projects, including Tongon.
     It can take a number of years from initial feasibility studies until development is completed and, during that time, the economic feasibility of production may change. In addition, there are a number of uncertainties inherent in the development and construction of any new mine, including:
•	the availability and timing of necessary environmental and governmental permits;

•	the timing and cost necessary to construct mining and processing facilities, which can be considerable;

•	the availability and cost of skilled labor, power, water and other materials;

•	the accessibility of transportation and other infrastructure, particularly in remote locations; and

•	the availability of funds to finance construction and development activities.
     At our Tongon project in Côte d’Ivoire, our board has approved the development of the new mine based on the strength of a feasibility study. A draft of the proposed mining convention has been submitted to the Côte d’Ivoire’s Ministry of Mines and Energy and we expected to sign the convention in early 2009. Construction of the mine started at the end of 2008 with first gold production scheduled for the fourth quarter of 2010. We cannot provide any assurance that the project will ultimately result in a new commercial mining operation, or that a new commercial mining operation will be successful.
We conduct mining, development and exploration activities in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.
     We currently conduct mining, development and exploration activities in countries with developing economies. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability. It is difficult to predict the future political, social and economic direction of the countries in which we operate, and the impact government decisions may have on our business. Any political or economic instability in the countries in which we currently operate could have a material and adverse effect on our business and results of operations.
     The countries of Mali, Senegal, Burkina Faso and Côte d’Ivoire have, since independence, experienced some form of political upheaval with varying forms of changes of government taking place. Côte d’Ivoire has experienced several years of political chaos, including an attempted coup d’etat. The political situation in that country is normalizing and national elections have been set for November 2008.
     Goods are supplied to our operations in Mali through Ghana, Burkina Faso and Senegal, which routings have to date, functioned satisfactorily. Our operations at Morila have been adversely affected by the higher transportation costs for diesel that now has to be delivered via Senegal. Any present or future policy changes in the countries in which we operate may in some way have a significant effect on our operations and interests.
     The mining laws of Mali, Côte d’Ivoire, Senegal, Burkina Faso, Ghana and Tanzania stipulate that should an economic orebody be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder. Except for Tanzania, legislation in these countries currently provides for the relevant government to acquire a free ownership interest, normally of at least 10%, in any mining project. For example, the Malian government holds a 20% interest in Morila SA and Somilo SA, and cannot be diluted below 10%, as a result of this type of legislation. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.

Under our joint venture agreement with AngloGold Ashanti Limited, or AngloGold Ashanti, we jointly manage Morila Limited, and any disputes with AngloGold Ashanti over the management of Morila Limited could adversely affect our business.
     We jointly control Morila Limited with AngloGold Ashanti under a joint venture agreement. Since February 15, 2008, we have been responsible for the day-to-day operations of Morila, subject to the overall management control of the Morila Limited board. Substantially all major management decisions, including approval of a budget for Morila, must be approved by the Morila Limited board. We and AngloGold Ashanti retain equal control over the board, with neither party holding a deciding vote. If a dispute arises between us and AngloGold Ashanti with respect to the management of Morila Limited and we are unable to amicably resolve the dispute, we may have to participate in arbitration or other proceeding to resolve the dispute, which could materially and adversely affect our business.
Our results of operations are being adversely affected by increases in fuel prices, and we would be adversely affected by disruptions in the supply of fuel.
     Our results are significantly affected by the price and availability of fuel, which are in turn affected by a number of factors beyond our control. Fuel prices are volatile and increased significantly in 2007, and remain very high by historical standards. In 2007, the cost of fuel comprised approximately 27% of our operating costs and the annual price increase of our landed fuel was 34%.
     Historically, fuel costs have been subject to wide price fluctuations based on geopolitical factors and supply and demand. While we do not currently anticipate a significant reduction in fuel availability, factors beyond our control make it impossible to predict the future availability of fuel. If there are additional outbreaks of hostilities or other conflicts in oil producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of fuel, or restrictions on the transport of fuel, there could be reductions in the supply of fuel and significant increases in the cost of fuel.
     We are not parties to any agreements that protect us against price increases or guarantee the availability of fuel. Major reductions in the availability of fuel or significant increases in its cost, or a continuation of current high prices for a significant period of time, would have a material adverse impact on us.
The use of mining contractors at certain of our operations may expose it to delays or suspensions in mining activities.
     Mining contractors are used at Loulo and Morila to mine and deliver ore to processing plants. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.

We may be required to seek funding from third parties or enter into joint development arrangements to finance the development of our properties and the timely exploration of our mineral rights, which funding or development arrangements may not be available on acceptable terms, or at all.
     In some countries, if we do not conduct any mineral exploration on our mineral holdings or make the required payments in lieu of completing mineral exploration, these mineral holdings will lapse and we will lose all interest that we have in these mineral rights.
We may not pay dividends to shareholders in the near future.
     We paid our second dividend to ordinary shareholders in March 2008. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors. We cannot guarantee that dividends will be paid in the future.
If we are unable to attract and retain key personnel our business may be harmed.
     Our ability to bring additional mineral properties into production and explore our extensive portfolio of mineral rights will depend, in large part, upon the skills and efforts of a small group of management and technical personnel, including D. Mark Bristow, our Chief Executive Officer. If we are not successful in retaining or attracting highly qualified individuals in key management positions our business may be harmed. The loss of any of our key personnel could adversely impact our ability to execute our business plan.
Our insurance coverage may prove inadequate to satisfy future claims against us.
     We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all or cannot insure. Our insurance policies contain exclusions and limitations on coverage. Our current insurance policies provide worldwide indemnity of £50 million in relation to legal liability incurred as a result of death, injury, disease of persons and/or loss of or damage to property. Main exclusions under this insurance policy, which relates to our industry, include war, nuclear risks, silicosis, asbestosis or other fibrosis of the lungs or diseases of the respiratory system with regard to employees, and gradual pollution. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us.
It may be difficult for you to affect service of process and enforce legal judgments against us or our affiliates.
     We are incorporated in Jersey, Channel Islands and a majority of our directors and senior executives are not residents of the United States. Virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon those persons or us. Furthermore, the United States and Jersey currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, it may not be possible for you to enforce a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States Federal securities laws against those persons or us.
     In order to enforce any judgment rendered by any Federal or state court in the United States in Jersey, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Jersey. The entry of an enforcement order by a court in Jersey is conditional upon the following:
•	the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	the judgment is final and conclusive — it cannot be altered by the courts which pronounced it;

•	there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	the judgment has not been prescribed;

•	the courts of the foreign country have jurisdiction in the circumstances of the case;

•	the judgment was not obtained by fraud; and

•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.
     Furthermore, it is doubtful whether you could bring an original action based on United States Federal securities laws in a Jersey court.
We are subject to significant corporate regulation as a public company and failure to comply with all applicable regulations could subject us to liability or negatively affect our share price.
     As a publicly traded company, we are subject to a significant body of regulation. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. For example, we cannot provide assurance that in the future our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the US Sarbanes-Oxley Act of 2002. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our share price could decline.

Risks Relating to Our Industry
The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.
     Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our mineral exploration rights may not contain commercially exploitable reserves of gold. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:
•	encountering unusual or unexpected formations;

•	environmental pollution;

•	personal injury and flooding; and

•	decrease in reserves due to a lower gold price.
     If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.
     Moreover, we will use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new proven and probable reserves in sufficient quantities to justify commercial operations in any of our properties.
     If management determines that capitalized costs associated with any of our gold interests are not likely to be recovered, we would recognize an impairment provision against the amounts capitalized for that interest. All of these factors may result in losses in relation to amounts spent which are found not to be recoverable.
Title to our mineral properties may be challenged which may prevent or severely curtail our use of the affected properties.
     Title to our properties may be challenged or impugned, and title insurance is generally not available. Each sovereign state is the sole authority able to grant mineral property rights, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.
Our ability to obtain desirable mineral exploration projects in the future may be adversely affected by competition from other exploration companies.
     In conducting our exploration activities, we compete with other mining companies in connection with the search for and acquisition of properties producing or possessing the potential to produce gold. Existing or future competition in the mining industry could materially and adversely affect our prospects for mineral exploration and success in the future.
Our operations are subject to extensive governmental and environmental regulations, which could cause us to incur costs that adversely affect our results of operations.
     Our mining facilities and operations are subject to substantial government laws and regulations, concerning mine safety, land use and environmental protection. We must comply with requirements regarding exploration operations, public safety, employee health and safety, use of explosives, air quality, water pollution, noxious odor, noise and dust controls, reclamation, solid waste, hazardous waste and wildlife as well as laws protecting the rights of other property owners and the public.
     Any failure on our part to be in compliance with these laws, regulations, and requirements with respect to our properties could result in us being subject to substantial penalties, fees and expenses, significant delays in our operations or even the complete shutdown of our operations. We provide for estimated environmental rehabilitation costs when the related environmental disturbance takes place. Estimates of rehabilitation costs are subject to revision as a result of future changes in regulations and cost estimates. The costs associated with compliance with government regulations may ultimately be material and adversely affect our results of operations and financial condition.
If our environmental and other governmental permits are not renewed or additional conditions are imposed on our permits, our financial condition and results of operations may be adversely affected.
     Generally, compliance with environmental and other government regulations requires us to obtain permits issued by governmental agencies. Some permits require periodic renewal or review of their conditions. We cannot predict whether we will be able to renew these permits or whether material changes in permit conditions will be imposed. Non-renewal of a permit may cause us to discontinue the operations requiring the permit, and the imposition of additional conditions on a permit may cause us to incur additional compliance costs, either of which could have a material adverse effect on our financial condition and results of operations.
Labor disruptions could have an adverse effect on our operating results and financial condition.
     Our operations in West Africa are highly unionized, and strikes are legal in the countries in which we operate. Therefore, our operations are at risk of having work interrupted for indefinite periods due to industrial action by employee collectives, such as strikes. Should long disruptions take place on our operations, the results from our operations and their financial condition could be materially and adversely affected.
AIDS poses risks to us in terms of productivity and costs.
     The incidence of AIDS in Mali and Côte d’Ivoire, which has been forecasted to increase over the next decade, poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The exact extent to which our workforce is infected is not known at present. The prevalence of AIDS could become significant. Significant increases in the incidence of AIDS infection and AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.
Risks Relating to this Offering
The market value of our ADSs may fluctuate due to the volatility of the securities markets.
     The market value of our ADSs may fluctuate due to the volatility of the securities markets. The securities markets in the United States and other countries have experienced significant price and volume fluctuations. Volatility in the price of our ADSs may be caused by factors beyond our control and may be unrelated to, or disproportionate to changes in, our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.
Holders of ADRs have fewer rights than shareholders and have to act through the depositary to exercise those rights.
     Holders of ADRs do not have the same rights as shareholders and accordingly cannot exercise rights of shareholders against us. The Bank of New York, as depositary, or the custodian, is the registered shareholder of the deposited shares underlying the ADSs, and therefore you will generally have to exercise your shareholder rights through The Bank of New York. In certain cases, we may not ask The Bank of New York to ask you for instructions as to how you wish the shares underlying the ADSs evidenced by your ADRs voted. The Bank of New York will not ask you for voting instructions in the absence of written instructions from us to do so. In the event that we did not so instruct The Bank of New York, you could still instruct The Bank of New York how to vote if you otherwise learn of our upcoming shareholders’ meeting or vote by surrendering your ADSs, withdrawing your underlying shares, and then voting as ordinary shareholders. Even if we ask The Bank of New York to ask you for such instructions, it may not be possible for The Bank of New York to obtain these instructions from you in time for The Bank of New York to vote in accordance with such instructions. If The Bank of New York does not receive instructions from you, it may give a proxy to vote your underlying ordinary shares or other deposited securities to our designated representative. This means you may not be able to exercise your right to vote and there may be nothing you can do if your underlying ordinary shares or other deposited securities are not voted as you instructed.

In some cases, The Bank of New York may not make rights or other distributions available to ADR holders.
     If we make a rights offer to holders of securities, The Bank of New York may make these rights available to you after we instruct it to do so and provide it with evidence that it is legal to do so. If we fail to do this and The Bank of New York determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case, you will receive no value for them.
     Additionally, The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder and we have no obligation to take any other action to permit a distribution. This means that you may not receive the distribution we make on ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

CAPITALIZATION AND INDEBTEDNESS
     The following table sets forth our capitalization and indebtedness as of October 31, 2008. This table should be read in conjunction with our consolidated financial statements for the three years ended December 31, 2007, 2006 and 2005 set forth in our Annual Report on Form 20-F for the year ended December 31, 2007.

	At December 31, 2007	At October 31, 2008
BALANCE SHEET AMOUNTS IN ACCORDANCE WITH IFRS
Total assets	$780,719	$783,765
Long-term loans	2,773	1,421
Share capital	3,809	3,822
Share premium	450,814	454,200
Accumulated profit/(loss)	213,567	236,515
Other reserves	(69,391)	(45,241)
Shareholders’ equity	598,799	649,296
USE OF PROCEEDS
     We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders to others. All sales proceeds from such sale will be received by the selling shareholders. We will receive funds from the exercise of any options granted pursuant to our Share Option Scheme, which funds will be used for working capital and general corporate purposes.
PRICE RANGE OF ORDINARY SHARES
     The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares, as reported by the London Stock Exchange, and of our ADRs, as reported by the Nasdaq Global Select Market. Effective March 10, 2003, we changed the ratio of ordinary shares to ADRs from two ordinary shares per ADRs to one ordinary share per ADRs, so that each ADRs now represents one ordinary share. In March 2003, we changed the currency in which the price of our ordinary shares that are traded on the London Stock Exchange are quoted. The ordinary shares are now quoted in pound sterling and not in U.S. dollars. The ADRs continue to be quoted on the London Stock Exchange and the Nasdaq Global Select Market in U.S. dollars.

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High (£)	Low (£)	High ($)	Low ($)
December 31, 2007	19.50	10.53	38.86	21.04
December 31, 2006	14.08	9.09	26.32	15.88
December 31, 2005	9.67	5.31	18.69	10.13
December 31, 2004	7.82	4.29	14.26	7.77
December 31, 2003	8.33	3.10	4.26	5.07

2008
Third Quarter	27.47	18.00	54.73	32.37

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High (£)	Low (£)	High ($)	Low ($)
Second Quarter	27.11	19.19	55.26	37.28
First Quarter	27.59	18.62	55.65	37.22

2007
Fourth Quarter	19.50	15.06	38.86	30.90
Third Quarter	16.60	10.60	33.24	21.62
Second Quarter	13.00	10.53	26.24	21.04
First Quarter	12.47	10.79	24.68	21.04

2006
Fourth Quarter	12.13	10.24	23.53	19.41
Third Quarter	13.40	10.00	24.75	19.41
Second Quarter	14.08	9.09	26.32	17.08
First Quarter	10.63	9.18	18.61	15.88

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£ )	Low (£)	High ($)	Low ($)
2008
November	25.16	17.91	38.23	26.19
October	22.65	15.57	41.60	23.45
September	24.40	18.00	46.52	32.37
August	25.40	21.79	49.64	41.71
July	27.47	22.30	54.73	45.10
June	22.84	19.19	46.41	37.28
MARKETS
     Our ordinary shares are listed on the London Stock Exchange, which currently constitutes the principal non-United States trading market for those shares under the symbol RRS and our ADSs are traded in the United States on the Nasdaq Global Select Market under the trading symbol GOLD, in the form of American Depositary Receipts. Our ordinary shares are not listed for trading, but are listed on the Nasdaq Global Select Market in connection with the listing of the ADSs on the Nasdaq Global Market. The American Depositary Receipts are issued by The Bank of New York, as depositary. Each American Depositary Receipt represents one ADS. Each ADS represents one of our ordinary shares.
SELLING SHAREHOLDERS
     The ordinary shares to which this reoffer prospectus relates are being registered for reoffers and resales by the selling shareholders, who acquired or may acquire the ordinary shares upon exercise of share options granted pursuant to our Share Option Scheme, granted under the Restricted Share Scheme, or vesting of the restricted stock awards granted pursuant to the shareholders’ approval at the annual meetings.
     The table below sets forth with respect to the selling shareholders based upon information available to us as of November 30, 2008, (i) the number and percentage of ordinary shares beneficially owned before the sale of the registered ordinary shares, (ii) the number of ordinary shares registered by this reoffer prospectus, and (iii) the number and percentage of outstanding ordinary shares that will be owned after the sale of the registered ordinary shares assuming the sale of all of the registered ordinary shares. Since the selling shareholders may sell all, some or none of their ordinary shares, no estimate can be made of the aggregate number of shares that are to be offered by this reoffer prospectus or that will be owned for the direct or indirect account of the selling shareholder upon completion of the offering to which this reoffer prospectus relates. The selling shareholders may offer the ordinary shares for sale from time to time. See “Plan of Distribution.” Unless otherwise indicated, the address of each named selling shareholder is La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands.

							Percentage of
						Number of	Outstanding
						Ordinary Shares	Ordinary Shares
			Percentage of	Ordinary		Owned Assuming	Owned Assuming
		Ordinary Shares	Outstanding	Shares Covered		Sale of All	Sale of All
	Position with	Beneficially	Shares Owned	by this		Ordinary Shares	Ordinary Shares
Name of Selling	the	Owned Before	Before the	Reoffer		Covered by this	Covered by this
Shareholder	Company	the Offering	Offering(1)	Prospectus(2)		Reoffer Prospectus(3)	Reoffer Prospectus(3)
D. M. Bristow	Executive Director	657,584	0.86	190,000	(4),(9)	467,584	0.61
G.P. Shuttleworth	Executive Director	12,000	0.02	36,000	(5),(10)	—	—
B. H. Asher	Non-Executive Director	48,038	0.06	31,627	(6)	16,411	0.02
N.P. Cole Jr.	Non-Executive Director	2,127	0.00	2,127	(8)	—	—
R. I. Israel	Non-Executive Director	44,093	0.06	31,627	(7),(11)	12,466	0.02
P. Liétard	Executive Chairman	31,627	0.04	6,227	(7)	25,400	0.03
A. L. Paverd	Non-Executive Director	44,093	0.06	6,227	(7)	37,866	0.05
K. Voltaire	Non-Executive Director	2,127	0.00	2,127	(8)	—	—
C. Coleman	Non-Executive Director	1,400	0.00	—	(12)	1,400	0.00
J. Walden	Non-Executive Director	—	—	—	(13)	—	—
				305,962
     The amounts shown are derived from information available to us after taking reasonable efforts to determine the beneficial ownership of the selling shareholders listed. Beneficial ownership is determined in accordance with the rules and regulations of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options and restricted shares held by that person that are currently convertible or convertible within 60 days of the date of this prospectus are deemed outstanding.

(1)	Percentage ownership calculations are based on 76,506,150 ordinary shares outstanding as of November 30, 2008.

(2)	In order to reflect the maximum number of ordinary shares that may be sold pursuant to this reoffer prospectus, the number of ordinary shares to be sold includes: (i) the ordinary shares underlying the restricted stock awards that were granted and issued to the selling shareholders; (ii) the ordinary shares underlying the restricted stock awards which are currently not deemed to be issued as they are held by us as treasury shares, but which may be issued after the date of filing of this prospectus as determined by the shareholders at the annual meetings; (iii) the ordinary shares underlying the share options which are deemed to be currently exercisable; and (iv) the ordinary shares underlying the share options which are currently not deemed to be exercisable, but which may be exercisable after the date of filing of this prospectus under the terms of our Share Option Scheme. Such ordinary shares underlying the restricted stock awards cannot be sold by a selling shareholder unless and until such time as the limitations on such shares lapse, and the shares underlying such restricted stock awards have been issued to such selling shareholder. Such ordinary shares underlying the share options cannot be sold by a selling shareholder unless and until such time as the options become exercisable, the options have been exercised, and the shares underlying such options have been issued to such selling shareholder.

(3)	Represents the amount of ordinary shares that will be held by the selling shareholders after completion of this offering based on the assumptions that (i) all shares registered for sale by the registration statement of which this prospectus is part will be sold and (ii) that no other ordinary shares beneficially owned by the selling shareholders are acquired or are sold prior to completion of this offering by the selling shareholders. However, the selling shareholders may sell all, some or none of the shares offered pursuant to this prospectus and may sell other ordinary shares that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144. To our knowledge, there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling shareholders after completion of this offering or otherwise.

(4)	Includes 190,000 ordinary shares underlying the restricted stock awards, of which (i) 150,000 ordinary shares have been issued to him and (ii) the 40,000 restricted shares awarded on September 2, 2008 which award is subject to agreed performance criteria.

(5)	Includes 36,000 ordinary shares underlying the restricted stock awards granted in 2008, of which 12,000 shares have been issued in one installment on September 2, 2008 and 24,000 restricted shares awarded on September 2, 2008 which award is subject to agreed performance criteria.

(6)	Includes (i) 25,400 ordinary shares underlying the share options granted pursuant to our Share Option Scheme, all of which have become exercisable; (ii) 2,347 ordinary shares underlying the restricted stock awards granted in 2005, all of which have been issued to him; (iii) 1,753 ordinary shares underlying the restricted stock awards granted in 2006, all of which have been issued to him; (iv) 1,341 ordinary shares underlying the restricted stock awards granted in 2007, of which 894 shares have been issued and 447 will be issued on January 1, 2009 and (v) 786 ordinary shares underlying the restricted stock awards granted in 2008, of which 262 shares have been issued and the remainder will be issued on two equal installments on January 1, 2009 and January 1, 2010.

(7)	Includes (i) 2,347 ordinary shares underlying the restricted stock awards granted in 2005, all of which have been issued to him; (ii) 1,753 ordinary shares underlying the restricted stock awards granted in 2006, all of which have been issued to him; (iii) 1,341 ordinary shares underlying the restricted stock awards granted in 2007, of which 894 shares have been issued and 447 will be issued on January 1, 2009 and (iv) 786 ordinary shares underlying the restricted stock awards granted in 2008, of which 262 shares have been issued and the remainder will be issued on two equal installments on January 1, 2009 and January 1, 2010.

(8)	Includes (i) 1,341 ordinary shares underlying the restricted stock awards granted in 2007, of which 894 shares have been issued and 447 will be issued on January 1, 2009 and (ii) 786 ordinary shares underlying the restricted stock awards granted in 2008, of which 262 shares have been issued and the remainder will be issued on two equal installments on January 1, 2009 and January 1, 2010.

(9)	Includes 40,000 ordinary shares underlying the restricted stock awards granted in 2008, of which 40,000 shares will be issued in one installment on August 1, 2009, subject to agreed performance criteria.

(10)	Includes 24,000 ordinary shares underlying the restricted stock awards granted in 2008, of which 24,000 shares will be issued in two installment on July 1, 2009 and July 1, 2010, subject to agreed performance criteria.

(11)	Includes 25,400 ordinary shares underlying the share options granted pursuant to our Share Option Scheme, all of which have been exercised by him on November 17, 2008.

(12)	Mr. Coleman was elected to the board on November 3, 2008 and will not benefit from this offering. Mr. Coleman bought 1,400 ordinary shares on November 26, 2008 at £23.91.

(13)	Mr. Walden was elected to the board on November 3, 2008 and will not benefit from this offering.
PLAN OF DISTRIBUTION
     The selling shareholders and any of their pledgees, donees, assignees or transferees may sell any or all of the ordinary shares for value at any time or from time to time under this reoffer prospectus in one or more transactions on Nasdaq Global Select Market, London Stock Exchange or any stock exchange, market or trading facility on which the ordinary shares are traded, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may use any one or more of the following methods when selling shares:
•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	Privately negotiated transactions;

•	Underwritten offerings;

•	Short sales;

•	Agreements by the broker-dealer and the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	A combination of any such methods of sale; or

•	Any other method permitted by applicable law.
     The selling shareholders may also sell shares under Rule 144 under the Securities Act, or if available, under Section 4(1) of the Securities Act or directly to us in certain circumstances rather than under this reoffer prospectus.
     Unless otherwise prohibited, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the position they assume with the selling shareholders. The selling shareholders may also engage in short sales, puts and calls, forward-exchange contracts, collars and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. If the selling shareholders sell shares short, they may redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or financial institutions which require the delivery to the broker-dealer or the financial institution of the shares. The broker-dealer or financial institution may then resell or otherwise transfer such shares pursuant to this reoffer prospectus. In addition, the selling shareholders may loan their shares to broker-dealers or financial institutions who are counterparties to hedging transactions and the broker-dealers, financial institutions or counterparties may sell the borrowed shares into the public market. The selling shareholders may also pledge their shares to their brokers or financial institutions and under the margin loan the broker or financial institution may, from time to time, offer and sell the pledged shares. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or financial institutions regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.
     The selling shareholders and any broker-dealers that participate in the distribution of the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the ordinary shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act. All selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders.

     There is no assurance that the selling shareholders will sell all or any portion of the ordinary shares offered under this reoffer prospectus.
SHARE CAPITAL
Ordinary Shares
     Our authorized share capital is $5,000,000 divided into 100,000,000 ordinary shares of $0.05 each, of which 76,506,150 were issued as of November 30, 2008 and 23,493,850 were available for issue.
     At the annual general meeting held on April 26, 2004, shareholders approved a resolution which authorized a share split which amended our authorized share capital from $4,000,000 divided into 40,000,000 ordinary shares of $0.10 each to $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each. None of our shares have any redemption rights. Following the share split, each shareholder held the same percentage interest in us, however, the trading price of each share was adjusted to reflect the share split. ADR holders were affected the same way as the holders of ordinary shares and the ADR ratio remains one ADR to one ordinary share.
Restricted Stock Awards
     Since 2005, each of our non-executive directors was awarded restricted shares in the aggregate amount of $30,000 to be translated into a number of restricted shares. These restricted shares were awarded pursuant to the approval of shareholders at the annual meetings.
     The restricted shares are issued in equal installments over a three year period, beginning on the date of the grant and, thereafter, in the beginning of each year following the grant date. Issuance of these shares would accelerate on the following conditions:
•	Termination other than resignation or dismissal;

•	Voluntary retirement after the age of 65 with a minimum of three years service as a director; and

•	Change in control of the company.
     On May 11, 2005, the first restricted share award was allocated to each of the non-executive directors. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on May 10, 2005, which was $12.78. The first tranche of 783 shares were issued directly to each non-executive director on the date of the grant, the second tranche of 782 shares was issued on February 13, 2006 and the final balance was issued on January 3, 2007.
     On February 13, 2006, the second restricted share award was allocated to each of the non-executive directors. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on February 10, 2006, which was $17.11. The first tranche of 584 shares were issued directly to each non-executive director on the date of the grant, the second tranche of 584 shares was issued on January 3, 2007 and the balance will be issued on January 1, 2008 subject to agreed conditions.

     On January 3, 2007, the third restricted share award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on January 3, 2007, which was $22.37. The first tranche of 447 shares were issued directly to each non-executive director on the date of the grant and the second and third tranches will be issued on January 1, 2008 and January 1, 2009, respectively.
     On January 2, 2008, the fourth restricted share award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on January 2, 2008, which was $38.15. The first tranche of 262 shares were issued directly to each non-executive director on the date of the grant and the second and third tranches will be issued on January 1, 2009 and January 1, 2010, respectively.
     In terms of the service contract entered into with Dr. D.M. Bristow, the board on the recommendation of the remuneration committee on May 11, 2005 awarded Dr. D.M. Bristow restricted stock amounting to 150,000 shares. The award was subject to agreed performance criteria set for the 2004 financial year. Since Dr. D.M. Bristow has met these criteria, all the shares have been issued in his name.
Share Option Scheme
     Since 1996, we have operated a share option scheme under which senior management, including executive and non-executive directors, may be offered options to purchase our ordinary shares. The aggregate number of shares available for issuance under our Share Option Scheme may not exceed 15% of our issued share capital. Awards to executive directors are determined by the remuneration committee and are designed to motivate directors to achieve our strategic objectives. Share options are not subject to any performance criteria for individual directors. Any options provided to an individual employee (which includes executive and non-executive directors) as defined by the rules of the scheme, are subject to an upper limit of two per cent of our issued ordinary share capital.
     The exercise price of any new share options is determined as the closing price of the share on the trading day preceding that on which the person was granted the option. Under the rules of our Share Option Scheme, all option holders, including the executive and non-executive directors, were granted additional options to subscribe for shares in the open offer which was concluded in November 1998. These additional options are exercisable at the open offer price and otherwise on the same terms as the initial grant. The number of additional options to be granted to each option holder was calculated by dividing the number of open offer shares taken up by the issued share capital multiplied by the number of options held shares reflected are still options prior to the open offer.
     Our Share Option Scheme provides for the early exercise of all options in the event of an acquisition of a number of shares that would require an offer to be made to all of our other shareholders.

     The unexercised share options outstanding at November 15, 2008 and held by executive and non-executive directors were as follows:

Name	Options to Purchase Ordinary Shares	Expiration Date	Exercise Prices ($)
Executive Directors

Non-Executive Directors
B.H. Asher	25,400	1/28/11	1.65
Restricted Share Scheme
     On July 28, 2008, shareholders approved the creation of a Restricted Share Scheme for executive directors. The aggregate number of shares available for issuance under the Restricted Share Scheme may not exceed 5% of our issued share capital. The award of shares under the Restricted Share Scheme are subject to the attainment of performance criteria agreed between the Remuneration Committee of the board and the individual executive director on an annual basis.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The following documents have been filed by us with the Commission and are hereby incorporated by reference in this Registration Statement:
1.	Our annual report on Form 20-F, for the fiscal year ended December 31, 2007, filed with the Commission on June 24, 2008.

2.	The description of our ordinary shares and American Depositary Shares contained in Item 1 of our registration statement on Form 8-A dated June 27, 2002, and any subsequent amendment or report filed for the purpose of updating this description.
     In addition, all documents subsequently filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, and certain reports on Form 6-K furnished by us before the termination of this offering, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.
WHERE YOU CAN FIND MORE INFORMATION
     We will furnish to each person, including any beneficial owner, to whom a prospectus for this offering is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with this prospectus. You may request a copy of these documents, including exhibits, at no cost, by writing or telephoning us at the following address:
Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Heller Jersey JE1 1BJ
Channel Islands
(011 44) 1534 735 333
Attention: David Haddon, Corporate Secretary
     We file annual reports on form 20-F and periodic reports on Form 6-K with the Commission. You may read and copy any information filed wit the Commission at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. State that the public may obtain information on the operation of the Public Reference Room by calling the Commission at 11-800-SEC-0330.
     Our Commission filings are also available to the public from the Commission’s website at www.sec.gov. The Commission website contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the Commission using its EDGAR system. We are required to file annual reports on Form 20-F and subject reports on Form 6-K and other information with the Commission through the EDGAR system. The information contained in the Commission website is not a part of this prospectus.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.
     The following documents have been filed by us with the Commission and are hereby incorporated by reference in this Registration Statement:
3.	Randgold’s annual report on Form 20-F, for the fiscal year ended December 31, 2007, filed with the Commission on June 24, 2008.

4.	Our reports of foreign private issuer on Form 6-K furnished to the Commission on July 7, 2008, September 5, 2008, October 20, 2008, October 23, 2008, October 29, 2008, November 18, 2008 and December 4, 2008.

5.	The description of our ordinary shares and American Depositary Shares contained in Item 1 of our registration statement on Form 8-A dated June 27, 2002, and any subsequent amendment or report filed for the purpose of updating this description.
     In addition, all documents subsequently filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.
ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Subject to the provisions of the Companies (Jersey) Law 1991 (the “1991 Law”), our Articles of Association allow us to indemnify, out of our assets, our Directors, alternate Directors, Secretary or other officers against all costs, charges, losses, damages and liabilities incurred in the execution of discharge of duties or the exercise of powers if a judgment is granted in such person’s favor, such person is acquitted or relief is granted to such person. This indemnity applies to any liability incurred by such person in defending any civil or criminal proceedings relating to any act or omission committed by such person as our officer or employee.
     Subject to the 1991 Law, our Articles of Association allow us to purchase and maintain insurance at our expense for the benefit of any person who is or was at any time a director or other officer or employee or auditor of ours or of any other company which is a subsidiary or subsidiary undertaking of ours indemnifying such person against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done as a director, officer or employee.
     Article 77 of the 1991 Law provides that a company or any of its subsidiaries or any other person, may not indemnify any person from, or against, any liability incurred by him as a result of being an officer of the company except where the company is indemnifying him against: (a) any liabilities incurred in defending any proceedings (whether civil or criminal) (i) in which judgment is given in his favor or he is acquitted, or (ii) which are discontinued otherwise than for some benefit conferred by him or on his behalf or some detriment suffered by him, or (iii) which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company, he was substantially successful on the merits in his resistance to the proceedings; or (b) any liability incurred otherwise than to the company if he acted in good faith with a view to the best interests of the company; or (c) any liability incurred in connection with an application made under Article 212 of the 1991 Law in which relief is granted to him by the court; or (d) any liability against which the company normally maintains insurance for persons other than directors.
     The 1991 Law permits a company to purchase and maintain insurance regarding the indemnification of its officers.
     We maintain directors and officers insurance to protect our officers and directors from specified liabilities that may arise in the course of their service to us in those capacities.
ITEM 8. EXHIBITS.
     The following is a complete list of exhibits filed or incorporated by reference as a part of this Registration Statement:

Exhibit No.	Description
4.1	Form of Deposit Agreement, dated as of July 1, 1997, as amended and restated as of June 26, 2002 and further amended and restated as of July 10, 2002 among Randgold Resources Limited, The Bank of New York, as Depositary, and the owners and holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-91166), filed with the Commission on June 26, 2002).

4.2	Specimen of ADR, evidencing American Depositary Shares, representing deposited Ordinary Shares (incorporated by reference to Exhibit 4.1).

Exhibit No.	Description

4.3	Randgold Resources Share Option Scheme (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form F-1 (Registration No. 333-90972), filed with the Commission on June 21, 2002).

4.4	Fifth Contract of Employment, dated January 31, 2005, between Randgold Resources Limited and Dr. D.M. Bristow (incorporated by reference to Exhibit 4.22 of the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Commission on June 25, 2007).

4.5	First Contract of Employment, dated April 28, 2007, between Randgold Resources Limited and Graham P. Shuttleworth (incorporated by reference to Exhibit 4.37 of the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Commission on June 24, 2008).

4.6	Employment Contract, dated April 28, 2008, between Randgold Resources Limited and Dennis Mark Bristow (incorporated by reference to Exhibit 4.36 of the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Commission on June 24, 2008).

5.1	Opinion of Ogier, as to the legality of the ordinary shares.

23.1	Consent of BDO Stoy Hayward LLP

23.2	Consent of BDO Stoy Hayward LLP

23.3	Consent of PricewaterhouseCoopers LLP

23.4	Consent of PricewaterhouseCoopers Inc

24.1	Power of Attorney (included in the signature pages of this Registration Statement).
ITEM 9. UNDERTAKINGS.
     The undersigned Registrant hereby undertakes:
     (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, provided, however, that if the information required to be included in a post-effective amendment by paragraphs (a)(1)(i) and (a)(1)(ii) above is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement, paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of the employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Jersey, Channel Islands, on December 12, 2008.

RANDGOLD RESOURCES LIMITED
By:	/s/ D. Mark Bristow
	Name:	D. Mark Bristow
	Title:	Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints D. Mark Bristow and Graham P. Shuttleworth, or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, pay lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ D. Mark Bristow D. Mark Bristow	Chief Executive Officer and Director (Principal Executive Officer)	December 12, 2008

/s/ Graham P. Shuttleworth Graham P. Shuttleworth	Chief Financial Officer, Finance Director and Director (Principal Financial Officer)	December 12, 2008

/s/ Tania de Welzim Tania de Welzim	Group Financial Controller (Principal Accounting Officer)	December 12, 2008

SIGNATURE	TITLE	DATE

/s/ Philippe Liétard Philippe Liétard	Chairman of the Board	December 12, 2008

/s/ Bernard H. Asher Bernard H. Asher	Director	December 12, 2008

/s/ Robert I. Israel Robert I. Israel	Director	December 12, 2008

/s/ Norborne P. Cole Norborne P. Cole	Director	December 12, 2008

/s/ Aubrey L. Paverd Aubrey L. Paverd	Director	December 12, 2008

/s/ Karl Voltaire Karl Voltaire	Director	December 12, 2008

/s/ Christopher P. Coleman Christopher P. Coleman	Director	December 12, 2008

/s/ Jon Walden Jon Walden	Director	December 12, 2008
Authorized Representative in the
United States

By:	/s/ Robert I. Israel Robert I. Israel	December 12, 2008

EXHIBIT INDEX

Exhibit No.	Description	Sequential Page No.

5.1	Opinion of Ogier, as to the legality of the ordinary shares.

23.1	Consent of BDO Stoy Hayward LLP.

23.2	Consent of BDO Stoy Hayward LLP.

23.3	Consent of PricewaterhouseCoopers LLP

23.4	Consent of PricewaterhouseCoopers Inc